Exhibit 99.1

JA Solar Announces Preliminary Unaudited Shipment Results for the Fourth Quarter of 2011

SHANGHAI, China, Feb. 28, 2012 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced that shipments for the fourth quarter of 2011 are expected to be in the range of 390MW to 410MW, exceeding the Company’s previously provided shipment guidance of 310MW to 330MW.

JA Solar expects shipments for the full year 2011 to be in the range of 1.68GW to 1.70GW, above the Company’s guidance of 1.6GW.

These preliminary estimated results are subject to finalization of the Company’s financial closing procedures. The Company’s actual results may differ from its current estimates.

JA Solar will report its fourth quarter and full year 2011 financial results in mid- to late March.

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The Company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit www.jasolar.com.

The JA Solar Holdings Co., Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8631

CONTACT:

In China

Martin Reidy

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com